SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C.  20549



	                              FORM 8

 	                AMENDMENT TO APPLICATION OR REPORT

	         Filed pursuant to Section 12, 13, or 15(d) of the
	                 Securities Exchange Act of 1934


	                       DUKE POWER COMPANY
	        (Exact name of registrant as specified in charter)


	                        AMENDMENT NO. 1


The undersigned registrant hereby amends its Annual Report for the fiscal year ended December 31, 1994, on Form 10-K as filed with the Securities and Exchange Commission on March 31, 1995, as follows:

	By including as an Exhibit thereto the registrant's Annual Report on Form 11-K with respect to the Stock Purchase-Savings Program for Employees and the Employees' Stock Ownership Plan of Duke Power Company for the fiscal years ended October 31, 1994 and December 31, 1994, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


 	                                      DUKE POWER COMPANY

                               		By____________________________
     					   Ellen T. Ruff
Date:  April 26, 1995                      Secretary

	           SECURITIES AND EXCHANGE COMMISSION
	                WASHINGTON, D. C.  20549



	                       FORM 11-K



	                     ANNUAL REPORT
	             PURSUANT TO SECTION 15(d) of the
	             Securities Exchange Act of 1934




	         For the Fiscal Year Ended October 31, 1994

	                            of

	DUKE POWER COMPANY STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES

	                            and

	             For the Year Ended December 31, 1994

	                            of

	        DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN




	Issuer of Securities held pursuant to the Program and Plan is
	        DUKE POWER COMPANY, 422 South Church Street,
	           Charlotte, North Carolina  28242-0001

	                    DUKE POWER COMPANY
	       STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES

Statement of Participants' Investment as of October 31, 1994 and 1993, Statement of Changes in Participants' Investment for the fiscal years ended October 31, 1994, 1993 and 1992, Supplemental Schedules and
Independent Auditors' Report

TABLE OF CONTENTS                                        Page

Independent Auditors' Report

Financial Statements                                      2

      Statement of Participants' Investment as
      of October 31, 1994 and 1993                        3

      Statement of Changes in Participants'
      Investment for the fiscal years
      ended October 31, 1994, 1993 and 1992               4

      Notes to Financial Statements                    5-10

      Schedule I - Investments in Securities             11

      Schedule II - Participants' Investment          12-13

      Schedule III - Changes in Participants'
      Investment                                      14-15

INDEPENDENT AUDITORS' REPORT


Duke Power Company Stock Purchase-Savings Program for Employees:

We have audited the accompanying Statement of Participants' Investment of the Duke Power Company Stock Purchase-Savings Program for Employees (the Program) as of October 31, 1994 and 1993, and the related Statement of Changes in Participants' Investment for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the participants' investment in the Program at October 31, 1994 and 1993 and the changes in participants' investment for each of the three years in the period ended October 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Program taken as a whole. The supplemental information of investment in securities, participants' investment and changes in participants' investment is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding participants' investment and changes in participants' investment by the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Program's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
Charlotte, North Carolina
April 21, 1995
                                                                     2

PAGES 3-4
STATEMENTS OF PARTICIPANTS' INVESTMENT AND
STATEMENTS OF CHANGES IN PARTICIPANTS' INVESTMENT
FILED UNDER FORM SE.

DUKE POWER COMPANY
STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES


NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PROGRAM

Purpose and Participation

The purpose of the Duke Power Company Stock Purchase-Savings
Program for Employees (the "Program") is to provide an opportunity for eligible employees of Duke Power Company (the "Company") and its affiliates, Crescent Resources, Inc., Nantahala Power and Light Company, Duke Energy Corp., and Duke Engineering & Services, Inc., to enhance their long-range financial security through tax deferred savings with the benefit of contributions by the employer, and to acquire an interest in the Company through ownership of Duke Power Company Common Stock ("Common Stock"), thus enhancing the incentive for employees to contribute to the success of the Company.

Contributions

A participant may make contributions to the Program by authorizing payroll reductions from eligible earnings as defined in the Program.
In addition to matched contributions ("Deferrals"), a participant may authorize additional payroll reductions without matching employer contributions ("Additional Deferrals"). The employer contributes out of current or accumulated earnings an amount equal to 100% of the amount of Deferrals in each month. The Deferrals which a participant may elect range from 1.5 percent to 5 percent of eligible earnings, depending upon years of employment. The Additional Deferrals which a participant may elect are dependent upon years of employment and the participant's level of compensation. Both the Deferrals and Additional Deferrals of some highly compensated participants may be limited by various provisions of the Internal Revenue Code. All employee Deferrals and Additional Deferrals are exempted from federal and state income tax withholdings. However, both are subject to payroll taxes.

Investments

Prior to April 1, 1993, participants could invest only in Common Stock or in U.S. Savings Bonds. The employer matching contribution was always invested in Common Stock. Beginning on April 1, 1993, new investment options were offered to those participants who did not have U.S. Savings Bonds in their account. Participants who continue to hold U.S. Savings Bonds were restricted to investing in Common Stock and Savings Bonds; however, U.S. Savings Bonds were eliminated as an investment option effective on and after November
1, 1993. On and after April 1, 1993, the employer matching contribution will continue to be invested in the Duke Power Company Common Stock.
Program participants may invest, subject to limitations discussed below, the money in their account in any or all of the funds offered in the Program. Each participant buys "units" of a fund based on its market price. The value of an account is updated daily. Initially, the total amount of the participants' accounts was transferred to the Duke Power
Company Common Stock Fund. Between April 1, 1993, and March 31, 1994, participants could transfer up to 10 percent per month of their investment in the Duke Power Company Common Stock Fund, excluding unmatured employer matching contributions, to any of the other funds.
After April 1, 1994, the 10 percent limit no longer applies. Throughout the plan year, the following funds were offered for investment:

(bullet)American Funds New Perspective -           Objective is long-term
                                                   capital growth through
                                                   worldwide investments.

(bullet)Dreyfus General Money Market Fund, Inc. -  Diversified, open-ended mutual fund that seeks to
                                                   provide as high a level of
                                                   current income as is
                                                   consistent with the
                                                   preservation of
                                                   capital and maintenance
                                                   of liquidity.

(bullet)Dreyfus Peoples Index Fund, Inc.  -	   Objective is to provide
                                                   investment results that
                                                   correspond to the price
                                                   and yield performance of
                                                   publicly traded common
                                                   stocks in the aggregate,
                                                   as represented by the
                                                   Standard & Poor's 500
                                                   Composite Stock Price
                                                   Index.

(bullet)Duke Power Common Stock Fund - 		   Consists solely of Duke
                                                   Power Company Common Stock
                                                   and a small percentage of
                                                   uninvested cash that may
                                                   be used to cover loans,
                                                   transfers, and
                                                   distributions.

(bullet)Kemper U.S. Government Securities Fund-    Offers high current
                                                   income, liquidity and
                                                   security of principal.

(bullet)Twentieth Century Balanced Investors Fund -Objective is capital growth and current income.

The Company reserves the right to change the investment funds offered from time to time as conditions merit. Units in any fund that is deleted would be liquidated and transferred to another fund of the participant's choice. The selection from available investment funds is the sole responsibility of each participant.

Participants' Accounts

Monthly, the participants' deductions and employer contributions for Common Stock are applied to the purchase of shares. Shares may be issued directly by the Company or obtained by open market purchase. The shares are allocated to the individual accounts of the participants in proportion to the amounts of their deductions and related employer contributions. Dividends on Common Stock are applied in the same manner, and the purchased shares are allocated to individual accounts in proportion to the shares on which the dividends are paid.

The number of participant accounts in the Program for the class years ended October 31, 1994, 1993 and 1992 were 19,085, 19,097 and 19,711 respectively.

Vesting and Distribution
Prior to April 1, 1993, only the employer contributions on behalf of any employee with at least five years of service were vested and were not subject to forfeiture. As of April 1, 1993, all Company contributions are 100% vested for all participants. The participants' Deferrals, Additional Deferrals, and employer contributions during the program year are paid into a class formed for that year. At the end of the program year, the class is closed and no further payments for that class are made. The participants' deductions and employer contributions and earnings thereon, excluding the 401(k) plan (see Note 4), including vacation pay contributions and performance goals contributions, may be distributed to the participants upon maturity of each class year or may be retained in the Program.

As of April 1, 1993, automatic distributions of maturing program year funds were discontinued. Instead, program participants were able to withdraw matured funds at any time. A cash payout option has also been added to the program, permitting participants to take withdrawals in either Duke Power Company Common Stock or cash.

Early withdrawals of a participant's payroll deductions are permitted (excluding the 401(k) plan, except under certain circumstances).

Also, under the 401(k) plan, employees may borrow, with some limitations, from their account. The loan interest rate is based on the rate charged by the Trustee (See Note 5) on similar commercial loans and the normal repayment period can be up to 60 months (See Note 6).

The liability for distributions to matured classes is estimated at the Program's year end based on the October 31st market price of Duke Power Company's Common Stock.

Rights Upon Termination

The Company expects and intends to continue the Program indefinitely, but has reserved the right to amend, suspend or terminate the Program at any time. In the event of termination of the Program, the net assets of the Program would be distributed to the participants based on the balances in their individual accounts at the date of termination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Costs

The Company pays all administrative costs relating to the Program.



3.	APPRECIATION IN MARKET VALUE OF INVESTMENTS

The total cost, market value and net change in unrealized appreciation in market value of Duke Power Company Common Stock and other fund investments at October 31, 1994, 1993 and 1992 are summarized in the following schedule:

PAGE 9
APPRECIATION OF MARKET VALUE OF INVESTMENTS
FILED UNDER FORM SE.


4.	TAX CONSEQUENCES OF THE PROGRAM

The trust which forms a part of the Program is exempt from federal income tax under the provision of Section 501(a) of the Internal Revenue Code.

Program participants are not taxed on either the income earned or employer contributions until such time as distributions are made. Also, under the 401(k) plan, employees' deductions from their pay are based on pre-tax earnings. Therefore, the employees' current taxable income, and thus current income taxes, are reduced.

As a result of the Tax Reform Act of 1986, the Internal Revenue Service on January 1, 1987, began imposing a 10 percent additional tax on the taxable portion of a withdrawal or distribution from the Program. This tax is in addition to regular income tax. Distributions after age 59 1/2 or upon separation from service after attaining the age 55, disability or death are not subject to the additional tax. Also exempt are qualifying distributions that are rolled over to an Individual Retirement Account (IRA). Previously, the rollovers were allowed only for certain distributions (e.g. termination of employment). Beginning January 1, 1993, a change in the Internal
Revenue Code allows any distribution to be rolled over to a qualified
IRA.

Also, effective January 1, 1993, the Code requires in some cases that 20% of the taxable portion of any distribution other than a distribution of Duke Power Company Common Stock be withheld for federal income tax. Withholding is not required when the Trustee for the Program transfers the distribution directly to an IRA sponsored by the participant.

5.	THE TRUSTEE

All Program assets are held by the Trustee, Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina.

6.	EMPLOYEE LOANS

Effective November 1, 1992, the Program was amended to enable a participant to borrow up to 100 percent of his/her vested account balance. Prior to that date, a participant could borrow only 50 percent of his/her vested account balance.

7.	ACCOUNTING FOR EMPLOYEE LOANS

For plan year ending October 31, 1993, a change in the accounting method used to report employee loans took place. The effect of this change was to increase participants' investment by $17,542,988.

PAGES 11-15.

SUPPLEMENTAL SCHEDULES FILED UNDER FORM SE.

Insert pages 11-15.

                      DUKE POWER COMPANY
                 EMPLOYEES' STOCK OWNERSHIP PLAN




    Statements of Net Assets Available for Plan Distributions as of December 31, 1994 and 1993, Statements of Changes in Net Assets
Available for Plan Distributions for the Years Ended December 31, 1994, 1993 and 1992, and Independent Auditors' Report

TABLE OF CONTENTS

                                                       Page

Independent Auditors' Report                            3

Financial Statements

     Statements of Net Assets Available for Plan
     Distributions as of December 31, 1994 and 1993     4

     Statements of Changes in Net Assets Available for
     Plan Distributions for the Years Ended December
     31, 1994, 1993 and 1992                            5

     Notes to Financial Statements                    6-9


NOTE: Schedules I, II and III are omitted because of the absence of conditions under which they are required, or because the required information is included in the financial statements or notes thereto.

	INDEPENDENT AUDITORS' REPORT



Duke Power Company Employees' Stock Ownership Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Distributions of Duke Power Company Employees' Stock Ownership Plan (the Plan) as of December 31, 1994 and 1993, and the related Statements of Changes in Net Assets Available for Plan Distributions for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan at December 31, 1994 and 1993 and the changes in its net assets available for plan distributions for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP

Charlotte, North Carolina
April 21, 1995

	DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS
AS OF DECEMBER 31, 1994 AND 1993

(DOLLARS IN THOUSANDS)


                                       NOTES       1994        1993

INVESTMENTS IN DUKE POWER COMPANY
   COMMON STOCK - At quoted market
   value (1994  - 1,259,953 shares;
   1993  - 1,343,861 shares)            4         $48,039    $56,946


LESS LIABILITY FOR:                     1

	Distributions payable to
        matured class participants                      0      3,003

	Distributions payable to
        participants                                   42          0

	Distributions payable to
        terminated participants                       334         44

TOTAL LIABILITIES                                 $   376    $ 3,047

NET ASSETS AVAILABLE FOR PLAN
DISTRIBUTIONS                                     $47,663    $53,899

See notes to financial statements.

DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(DOLLARS IN THOUSANDS)

                                NOTES      1994      1993     1992

INCREASES/(DECREASES)

Dividends and interest                   $2,421    $2,470   $2,517

Net increase (decrease) in
unrealized appreciation in
market value of Duke Power
Company common stock             4       (8,051)    5,556  (5,130)

Distributions and realized
gain related to distributions
of appreciated securities:       1

    Matured class
    participants                         1,096    (1,865)   1,628

Terminated participants                 (1,316)     (669)     (12)

Participants electing
distribution of dividends                 (386)     (463)    (522)

NET INCREASE / (DECREASE)               (6,236)    5,029   (1,519)

BALANCE, BEGINNING OF YEAR              53,899    48,870   50,389

BALANCE, END OF YEAR                   $47,663   $53,899  $48,870

See notes to financial statements.

DUKE POWER COMPANY
EMPLOYEES' STOCK OWNERSHIP PLAN


NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF THE PLAN

Purpose and Participation - Duke Power Company and its affiliates, Crescent Resources, Inc. and Duke Engineering and Services, Inc., (collectively referred to as the "Employing Company"), have adopted an Employee Stock Ownership Plan (the Plan) for their employees. The Plan is a stock bonus plan designed to promote investment by employees in Duke Power Company. Employees are eligible to participate if they (1) have attained the age of eighteen on the first day of the plan year, (2) have been employees for the three immediately preceding calendar months, and (3) are not members of a unit of employees covered by a collective bargaining agreement which provides for retirement benefits not available to employees generally. The plan year consists of a calendar 12 months.

The Plan was amended in December 1987 to allow participants to elect to receive, in cash, dividends paid on shares held in their accounts.

Contributions - Employing Company contributions to the Plan were based on payroll-tax credits as provided by the "Economic Recovery Tax Act of 1981." Contributions to the Plan were made in amounts equal to one-half of one percent of the annual compensation of all employees under the Plan as prescribed by the law. Beginning in 1987, the tax credit was repealed due to the Tax Reform Act of 1986. The Company has not made a contribution to the Plan since 1987 and does not anticipate making any further contributions to the Plan at this time.

Participants' Accounts - Separate accounts by plan year are maintained for each participant to accumulate any annual allocations and dividends earned thereon.

At December 31, 1994 there were 9,775 participant accounts in the Plan, including 1,178 accounts of persons terminated from employment who were eligible to receive their vested benefits.

Vesting and Distributions - The Plan provides for immediate vesting. Distributions for a plan year are available at the end of the seventh plan year after contributions are made. As of February 1994, all contributions have been held in the Plan for at least seven years and are available for distribution to the participants.
Plan account balances may be distributed upon retirement or termination, or funds may be left in the Plan until requested (up to age 70 1/2).

The liability for distributions payable to a matured class and terminated participants is estimated at year end based on the year end market price of Duke Power Company's common stock. Differences between estimated distribution and actual distribution amounts are reflected in the subsequent year's "distributions and realized gain related to distribution of appreciated securities."

Right Upon Termination - The Employing Company has reserved the right to amend or terminate the Plan, at any time, by resolution of the Board of Directors of Duke Power Company and the Trustee. If the Plan were terminated, all assets of the Plan would be distributed to the individual participants based upon the balances in their individual accounts at date of termination.

2.	BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

3.      ADMINISTRATIVE COSTS

The Company pays all administrative costs relating to the Program.

4.	INVESTMENTS IN DUKE POWER COMPANY COMMON STOCK

The net change in unrealized appreciation in market value of investments for the years ended December 31, 1994, 1993 and 1992 is as follows (dollars in thousands):


                                                 Net
                       Market                    Unrealized
                       Value       Cost          Appreciation

1994:

December 31, 1994     $48,039      $24,065       $23,974

December 31, 1993      56,946       24,921        32,025

Net Change            $(8,907)       $(856)      $(8,051)

                                                    Net
                       Market                    Unrealized
                       Value         Cost       Appreciation

1993:

December 31, 1993     $56,946       $24,921       $32,025

December 31, 1992      51,773        25,304        26,469

Net Change             $5,173         $(383)       $5,556


                                                    Net
                       Market                     Unrealized
                       Value         Cost        Appreciation

1992:

December 31, 1992      $51,773     $25,304         $26,469

December 31, 1991       61,610      30,011          31,599

Net Change             $(9,837)    $(4,707)        $(5,130)

5.	TAX CONSEQUENCES OF THE PLAN

The Plan, as amended, has been approved by the Internal Revenue
Service as a qualified employees' trust under Sections 401 and 409(a) of the Internal Revenue Code. The Plan is exempt from income taxes under Section 501(a) of the Code.

Plan participants are not taxed on either the income earned or Employing Company contributions until distributions are made.

Beginning January 1, 1990, the Internal Revenue Code imposed a 10 percent additional federal income tax on the taxable portion of the Plan's distributions, unless the employee has reached age 59 1/2. The 10 percent additional tax does not apply to certain distributions that are specifically exempted by the Code: termination of employment after reaching age 55, disability or death. Also exempt are qualifying distributions that are rolled over to an Individual Retirement Account (IRA). On or after January 1, 1993, the Code requires, in some cases, that 20% of the taxable portion of any distribution (other than a distribution of Duke Power Company common stock) must be withheld for federal income tax. Withholding is not required where the trustee for the program transfers the distribution directly to an individual retirement arrangement sponsored by the participant.

6.   THE TRUSTEE

In accordance with terms of a trust agreement, the Trustee, Wachovia Bank of North Carolina, N.A., holds all investments, and makes distributions to participants.

                INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Post-Effective Amendment No. 11 to Registration Statement No. 2-72172 of Duke Power Company on Form S-8 of our reports dated April 21, 1995, appearing in this Annual Report on Form 11-K with respect to the Duke Power Company Stock Purchase-Savings Program for Employees for the fiscal year ended October 31, 1994 and the Duke Power Company Employees' Stock Ownership Plan for the year ended December 31, 1994.




Deloitte & Touche LLP

Charlotte, North Carolina
April 21, 1995